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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                           FOR THE MONTH OF JULY 2002.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F      X       Form 40-F
                    -----------            ------------

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes              No    X
              -----------    -----------

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)


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[CNH LOGO]



                                                                 NEWS RELEASE



              CNH GLOBAL N.V. TO RELEASE EARNINGS, HOLD CONFERENCE
                           CALL ON WEDNESDAY, JULY 24


FOR MORE INFORMATION CONTACT:

JEFFREY T. WALSH Media Relations  (1) 847 955 3939
ALBERT TREFTS, JR.  Investor Relations  (1) 847 955 3821

Lake Forest, IL (July 10, 2002) -- CNH Global N.V. (NYSE:CNH) will release 2002 second quarter financial results at approximately 8:00 Eastern time on Wednesday, July 24, 2002. The full text of the release, along with the financial statements, will be available both from PR Newswire and on www.cnh.com
                                                           -----------

Also on July 24th, at approximately 10:00 Eastern time, CNH will provide a live, listen only, audio webcast of the company's quarterly conference call with security analysts and institutional investors. The webcast can be accessed either through www.cnh.com or CCBN's individual investor center at
               -----------
www.companyboardroom.com Anyone unable to listen to the live webcast can access
------------------------
the replay at either site for two weeks following the event.

CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry's largest equipment finance operations. Revenues in 2001 were over $9.7 billion. Based in the United States, CNH's network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, Fiatallis, Fiat Kobelco, Kobelco, New Holland, and O&K brands.


                                       ###




- CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com -
                ------------------


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                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                                CNH Global N.V.



                                                By:  /s/ Debra E. Kuper
                                                     -------------------------
                                                     Debra E. Kuper
                                                     Assistant Secretary



July 11, 2002